Exhibit 99.4

October 5, 2021	BY EMAIL

Canadian Securities Exchange (the “CSE”)
100 King Street West, Suite 7210
Toronto, Ontario M5X 1E1

Attention: Mark Faulkner, Vice President, Listings & Regulation

Dear Mr. Faulkner:

Re:	Curaleaf Holdings, Inc. (the “Company”) Acquisition of Los Sueños Farms and its related entities Stock symbol – CURA

Reference is made to the CSE Form 9 – Notice of Proposed Issuance of Listed Securities (the “Form 9”) filed by the Company on October 4, 2021. In accordance with Item 3.3(a) of Policy 6 of the Canadian Securities Exchange’s Policies and Procedures, this letter confirms that the acquisition of (i) 100% of the outstanding membership interests in each of Los Sueños Farms, LLC; Farm Boy, LLC; Baseball 18 LLC; Los Sueños, LLC; Emerald Fields Grow LLC; High Colorado Farms LLC; GG Real Estate, LLC; and Colorado Cannabis Associates, LLC (collectively, the “Los Sueños Entities”) and (ii) all or substantially all of the assets of Future Dream II LLC (the “Future Dreams Assets”) (all as more fully described in the Form 9) has closed and that transfer of title to the above referenced membership interests of each of the Los Suenos Entities and to the above referenced Future Dreams Assets has passed to the Company or a wholly-owned subsidiary of the Company, all as more particularly described in the Form 9.

Please confirm if you require anything further at this time.

Yours truly,

Signed:	“Peter Clateman”

Per:	Peter Clateman Chief Legal Officer Curaleaf Holdings, Inc.